As Filed: June 14, 2005
                                                         SEC File No. 333-112240
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   POST-EFFECTIVE AMENDMENT NO.1 TO FORM SB-2
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             BSD MEDICAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                   Delaware                                      75-1590407
        (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                      Identification No.)

                              2188 West 2200 South
                           Salt Lake City, Utah 84119
                                 (801) 972-5555
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Hyrum A. Mead, President
                             BSD Medical Corporation
                              2188 West 2200 South
                           Salt Lake City, Utah 84119
                                 (801) 972-5555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                              Nolan S. Taylor, Esq.
                              DORSEY & WHITNEY LLP
                        170 South Main Street, Suite 900
                         Salt Lake City, Utah 84101-1655
                            Telephone: (801) 933-7360
                            Facsimile: (801) 933-7373

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


                ------------------------------------------------

         The amount to be registered consists of 2,047,580 shares of common stock to be sold by the selling stockholders identified in this registration statement. Of the 2,047,580 shares of common stock, 1,944,600 are currently outstanding and beneficially owned by the selling stockholders and 102,980 are issuable upon the exercise of warrants by the selling stockholders.

         This Post-Effective Amendment shall become effective in accordance with
Section 8(c) of the Securities Act of 1933 on such date as the Securities and Exchange Commission acting pursuant to said Section 8(c) may determine.

================================================================================

         The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                2,047,580 Shares
                             BSD MEDICAL CORPORATION
                                  Common Stock

         This prospectus relates to the public offering, which is not being underwritten, of a total of 2,047,580 shares of the common stock of BSD Medical Corporation by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

         Our common stock is listed on the American Stock Exchange under the symbol "BSM." On June 13, 2005, the last reported sale price for our common stock on the American Stock Exchange was $2.80 per share.



         You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered by this prospectus.


                          ----------------------------



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                     The date of this prospectus is , 2005.

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

RISK FACTORS.................................................................2

USE OF PROCEEDS..............................................................8

SELLING STOCKHOLDERS.........................................................8

PLAN OF DISTRIBUTION........................................................10

DESCRIPTION OF SECURITIES...................................................11

LIMITATION OF LIABILITY AND INDEMNIFICATION.................................13

LEGAL MATTERS...............................................................14

EXPERTS.....................................................................14

WHERE YOU CAN FIND MORE INFORMATION.........................................14


                                -----------------

         You should rely only on information contained in this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

         In this prospectus, the terms "BSD" "company," "we," "us," and "our" refer to BSD Medical Corporation.

                               PROSPECTUS SUMMARY

         The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this prospectus.

Company Overview

         We develop, manufacture, market and service systems that deliver focused electromagnetic energy for use in a variety of medical therapies and applications. Focused radio frequency/microwave energy is used to heat diseased sites in the body to temperatures as required by a number of medical therapies. Our business objectives are to commercialize our products developed for the treatment of cancer, and further expand our developments to treat other diseases and medical conditions.

         We pioneered the use of microwave thermal therapy for the treatment of the symptoms associated with enlarged prostate, and are responsible for much of the technology that has created a substantial medical industry using that therapy. Since the inception of our company, our primary research has centered on the application of focused radio frequency/microwave energy for the treatment of cancer. Our technology can be used both as a combination therapy with existing cancer treatments or as a stand-alone cancer therapy. Current and possible expansion of our cancer treatment sites include cancers of the prostate, breast, head, neck, bladder, cervix, colon/rectum, esophagus, liver, brain, bone, stomach and lung.

         In addition, although we have not entered these markets, we believe our technology has application for numerous other medical purposes, including the treatment of such conditions as psoriasis, arthritis, fibroids, hemorrhoids, menorrhagia (excessive menstrual bleeding), benign tumors and cysts. We believe our technology is also applicable in treating special medical problems such as sleep apnea, and in the treatment of varicose veins and cosmetic skin tightening without surgery (face lifts). Our objective is to commercialize our developed products and further expand our developments into new markets.

         One of our significant contributions to the advancement of medical therapy has been our pioneering efforts in developing a new treatment for conditions associated with enlargement of the prostate that afflicts most men as they age. As the prostate enlarges it constricts urine flow. The condition is known medically as benign prostatic hyperplasia or BPH. We developed a technology that allows men to be treated for BPH through an outpatient procedure as an alternative to surgery or a lengthy regimen of medication.

         We determined early in our planning that we would treat our BPH development as a spin-off business with the intent of providing an asset that would fund our other business objectives. As a result, we introduced the opportunity to investment groups and subsequently on October 31, 1997 entered into an agreement with investors Oracle Strategic Partners, L. P. and Charles Manker. Together we established a new company, TherMatrx, Inc. TherMatrx received capital from these investors to conduct clinical trials, and after obtaining FDA approval in July 2001, the funding to commercialize the development. We were compensated for providing manufacturing, regulatory and engineering support to assure the success of the new company.

         On July 15, 2004, TherMatrx, Inc. was sold to American Medical Systems, Inc., or AMS. Our portion of the initial payment from this sale was nearly $9 million, with additional payments contingent on the quarterly sales of TherMatrx's DOT systems over six quarters ending with the fourth calendar quarter of 2005. We have estimated that our portion of the total payout from this sale will be approximately $30-40 million. If TherMatrx sales exceed our projections, the maximum payout that we could receive from the sale is

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

approximately $62.5 million. If TherMatrx sales fall below our projections and the past sales rates, there is no guarantee of payment beyond the initial payment, which is non-refundable. As of May 17, 2005, we had received a total of over $15.5 million in payments from the sale of TherMatrx. We anticipate that we will receive quarterly payments from AMS for the sale of our TherMatrx shares in the approximate periods of May, August and November of 2005 and February of 2006.

         Since our inception, we have engineered systems designed to increase the effectiveness of cancer treatment through the use of focused radio frequency/microwave energy. From this development our current BSD-500 and BSD-2000 systems have emerged. We have also developed enhancements to our BSD-2000 system, including the BSD-2000/3D that is designed to allow three dimensional steering of deep focused energy and heat to targeted tumors and tissue and the BSD-2000/3D/MR that includes an interface for magnetic resonance imaging. These systems are sold with supporting software and may also be sold with support services.

         Our principal sources of revenue include the sale of our BSD-500 and BSD-2000 series hyperthermia systems. During the six months ended February 28, 2005, total sales of $973,346 consisted of $486,750, or 48.2%, from BSD-2000 systems, $320,280, or 32.9%, from the sale of BSD-500's, $84,107, or 8.6%, for consulting services to TherMatrx, and $184,316, or 18.9%, for service contracts, billable labor, and other miscellaneous items. Of the $973,346 in sales for the six months ended February 28, 2005, $496,060, or 50.96%, were to Medizin-Technik GmbH. Dr. Gerhard Sennewald, one of our directors and significant stockholders, is also an executive officer, director and owner] of Medizin-Technik GmbH. During the fiscal year ended August 31, 2004, total sales of $1,630,649 consisted of $99,502, or 6.1%, from the sale of thermotherapy systems, component products and contract service to TherMatrx; $ $812,030, or 49.8%, from BSD-2000 systems sales, $471,725, or 28.9%, from BSD-500 sales, $291,441, or 17.9%, for service contracts, billable labor, and other miscellaneous items. Of the $1,630,649 in sales for the period ending August 31, 2004, $912,690 or 56% was sales to Medizin-Technik GmbH.

         Our principal executive offices are located at 2188 West 2200 South, Salt Lake City, Utah 84101, and our telephone number is (801) 972-5555.

Recent Events

         On May 2, 2005 we announced that our common stock was approved for listing on the American Stock Exchange ("AMEX"). On June 9, 2005 our common stock began trading on AMEX under the symbol "BSM."

The Offering

         The selling stockholders identified in this prospectus are selling up to 2,047,580 shares of our common stock, which they acquired from us in private placements on November 28, 2003 and December 10, 2003 or will be issued upon the exercise of warrants issued to a broker-dealer in connection with the private placements. We will not receive any proceeds from the sale of the shares by the selling stockholders.

                                  RISK FACTORS


         Our future operating results are highly uncertain. Before deciding to invest in us or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

         We have a history of significant losses and such losses may continue in the future.

         Since our inception in 1978, our expenses have substantially exceeded our revenue, resulting in continuing losses and an accumulated deficit of $11,706,282 at February 28, 2005. However, for the six months ended February 28, 2004 and for fiscal 2004, we recorded net profits of $366,865 and $8,412,961, respectively. Our net profit was primarily due to our sale of our TherMatrx shares, of which we owned approximately 25% at closing, to AMS. The sale included all of our TherMatrx shares. We received an initial cash payment, after the withholding of escrow funds and the payment of other initial obligations, of approximately $9 million in connection with the closing. We expect to receive additional payments from AMS during fiscal 2005 and 2006 related to the sale of TherMatrx shares. However, other than payments from AMS, we may continue to incur operating losses in the future as we continue to incur costs to develop our products, protect our intellectual property and expand our sales and marketing activities. For our hyperthermia business to become profitable we will need to increase significantly the revenues we receive from sales of our hyperthermia therapy products to sustain and increase our profitability on a quarterly or annual basis.

         Our hyperthermia therapy products may not achieve market acceptance, which could limit our future revenue and ability to achieve profitability.

         To date, hyperthermia therapy has yet to gain wide acceptance by cancer-treating physicians. We believe this is due in part to the lingering impression created by the inability of early hyperthermia therapy technologies to focus and control heat directed at specific tissue locations and conclusions drawn in early scientific studies that hyperthermia was only marginally effective. Additionally, market acceptance depends upon physicians and hospitals obtaining adequate reimbursement rates from third-party payers to make our products commercially viable, and we believe that reimbursement rates have not been adequate to stimulate strong interest in adopting hyperthermia as a new cancer therapy. If our sales and marketing efforts to promote hyperthermia therapy acceptance in the medical community fail, or our efforts to improve third-party reimbursement rates for hyperthermia therapy are not successful, then our future revenue from sales of our products may be limited, and we may never sustain profitable operations.

         We may not receive any contingent payments or significantly less in contingent payment than we have projected from the sale of TherMatrx.

         In connection with the closing of the sale of our TherMatrx shares to AMS, we received an initial payment of approximately $9 million and the right to receive contingent payments based on the future sales of TherMatrx's DOT systems over the 18-month period ending December 2005. We may not receive any contingent payments. Any future payments are not guaranteed and are subject to uncertainties, and we cannot be sure that we will receive any contingent payments in addition to the initial payment of approximately $9 million, which is the only amount guaranteed. Some of the factors that could cause us not to receive contingent payments, or to materially reduce contingent payments paid to us below our projections include, without limitation, the inability of AMS to successfully market and sell the DOT system at levels that we have assumed, the inability of AMS to pay the contingent payment obligation, the acquisition of AMS by another company that considers the DOT system to be a lower priority in its marketing efforts, the inability of AMS to obtain products to support the demand for DOT sales, a reported injury in which a patient claims harm from treatment by a DOT system, product recalls that could harm the ability to sell DOT products, failure of physicians to continue to endorse DOT products, or a reduction in the reimbursement amount paid by Medicare, Medicaid, and private insurance payors for DOT treatments. As of May 17, 2005, we had received a total of over $15.5 million in payments from the sale of TherMatrx.

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

         Some of the medical institutions to which we have sold in the past have not been able to pay for their equipment, and some of our sales have therefore become substantial bad debts, a risk that could continue into the future.

         Some of our customers have been developing clinics, and these customers have been particularly vulnerable to financial difficulties that can cause them to be unable to pay for equipment that they have purchased. For example, in the fourth quarter of fiscal 2003 we had a particularly high write off of over $300,000 resulting from the default of a customer under contract. If we choose to accept higher risk sales opportunities to clinics in the future, we will be subject to these customer credit risks that could lower future net sales due to bad-debt write offs, resulting in losses in future periods and potentially lowering the value of your stock. While we attempt to provide for foreseeable doubtful accounts, we cannot assure you that this provision will always be adequate to cover our credit risks.

         Increasing sales of our hyperthermia systems depends on our ability to successfully expand our sales distribution channels; we have had failures with the productivity of new channels of distribution in the past. Expanding our channels of distribution will also significantly increase our sales expenses, which could negatively impact our financial performance.

         We believe that the success of our efforts to increase sales of our hyperthermia systems in the future depends on our ability to successfully expand our sales distribution channels. Historically, we have sometimes failed in establishing successful new sales channels.

         We anticipate that the success of our multi-year plan for selling hyperthermia systems will require expanding our sales and marketing organization through a combination of direct sales people, distributors and internal and external marketing expertise. However, as we pursue our marketing plan, there can be no assurance that we will be successful in securing reliable channels of distribution to meet our plan through expanded sales. Recruiting and training new distribution channels can take time and considerable expense. We project that sales and marketing expenses will increase substantially in the future as compared to past years. This added expense could have an adverse effect on our future financial performance that is greater than any potential increases in sales.

         In addition, there can be no assurance that our channels of distribution that have been successful in the past will be successful in the future. We have derived most of our revenue from sales in Europe through our distributor Medizin-Technik, GmbH, which also purchases equipment components and parts from us. The loss or ineffectiveness of Medizin-Technik as a distributor and significant customer could result in lower revenue. Our other distribution relationships are relatively new and unproven. We entered into agreement in September 2004 with Dalian Orientech, Ltd. to seek regulatory approval for the sale of the BSD-2000 in the People's Republic of China, and thereafter to act as our exclusive distributor of the BSD-2000 in that country. Dalien Orietech has sold two BSD-2000 systems and has an outstanding order with us for a third BSD-2000 system. We entered into an agreement in October 2004 with Best Medical International, Inc. to act as our exclusive sales agent for the BSD-500 systems in the United States.

         We are subject to government regulations that can delay our ability to sell our products and cause us to incur substantial expenses.

         Our research and development efforts, pre-clinical tests and clinical trials, and the manufacturing, marketing, distribution and labeling of our products are subject to extensive regulation by the FDA and comparable international agencies. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive and our financial resources are limited.

         We have not yet received pre-market approval for our BSD-2000 systems. Obtaining these pre-market approvals from the FDA are necessary for us to commercially market these systems in the United States. We may not be able to obtain these approvals on a timely basis, if at all, and such failure could harm our business prospects substantially. Further, even if we are able to obtain the approvals we seek from the FDA, the approvals granted may include significant limitations on the indicated uses for which the products may be marketed, which restrictions could negatively impact our business.

         We believe our technology may have application for other medical purposes. However, FDA or other regulatory approval for the use of our technology for these applications would be required. We may not be able to get these approvals, and if we do, obtaining these approvals would require significant time and expense.

         After a product is approved for commercial distribution by the FDA, we have ongoing responsibilities under the Federal Food, Drug, and Cosmetic Act and FDA regulations, including regulation of our manufacturing facilities and processes, labeling and record-keeping, and reporting of adverse experiences and other information. Failure to comply with these ongoing requirements could result in the FDA imposing operating restrictions on us, enjoining or restraining certain violations, or imposing civil or criminal penalties on us.

         Sales of our product could be significantly reduced if government, private health insurers or other third-party payors do not provide sufficient coverage or reimbursement.

         Our success in selling our products will depend in large part on the extent to which reimbursement for the costs of our products and related treatments are available from government health agencies, private health insurers and other third-party payors. Despite the existence of general reimbursement policies, local medical review policies may differ for public and private insurance payors, which may cause payment to be refused for some hyperthermia treatments. Private payors may refuse reimbursement for hyperthermia treatments.

         Medical reimbursement rates are unpredictable and we cannot predict the extent to which our business may be affected by future legislative and regulatory developments. Future health care legislation or regulation may limit our business or impose additional delays and costs on our business and third-party reimbursement may not be adequate to cover our costs associated with producing and selling our products.

         Cancer therapy is subject to rapid technological change and therapies that are more effective than ours could render our technology obsolete.

         The treatment of cancer is currently subject to extensive research and development. Many cancer therapies are being researched and our products may be rendered obsolete by existing therapies and as a result of therapy innovations by others. If our products are rendered obsolete, our revenue will decline, we may never achieve profitability from operations, and we may not be able to continue in business.

         We depend on adequate protection of our patent and other intellectual property rights to stay competitive.

         We rely on patents, trade secrets, trademarks, copyrights, know-how, license agreements and contractual provisions to establish and protect our intellectual property rights. Our success will substantially depend on our ability to protect our intellectual property rights and maintain rights granted to us through license agreements. Our intellectual property rights may only afford us limited protection and may not adequately protect our rights or remedies to gain or keep any advantages we may have over our competitors, which could reduce our ability to be competitive and generate sales and profitability.

         In the past, we have participated in substantial litigation regarding our patent and other intellectual property rights in the medical device industry. We have previously filed lawsuits for patent infringement against three of our competitors and subsequently settled all three of those lawsuits. Additional litigation against other parties may be necessary in the future to enforce our intellectual property rights, to protect our patents and trade secrets, and to determine the validity and scope of our proprietary rights. This litigation may require more financial resources than are available to us. We cannot guarantee that we will be able to successfully protect our rights in litigation. Failure to successfully protect our rights in litigation could reduce our ability to be competitive and generate sales and profitability.

         A product liability settlement could exceed our ability to pay.

         The manufacturing and marketing of medical devices involves an inherent risk of product liability. Because our products are intended to be used in hospitals on patients who may be physiologically unstable and severely ill, we are exposed to potential product liability claims. We presently carry product liability insurance with coverage limits of $1 million. Our product liability insurance does not cover intended injury, injury or damage resulting from the intoxication of any person, payment of workers' compensation benefits, injury of our own employee, injury or damage due to war, damage to property that we own, damage to our work, loss of use of property, patent infringements, pollution claims, interest payments, depreciation of property, or injury or damage resulting from asbestos inhalation. We are responsible to pay the first $10,000 resulting from any claim up to a maximum of $50,000 in one year. We cannot assure you that our product liability insurance will provide adequate coverage against potential claims that might be made against us. If we were to be subject to a claim in excess of our coverage or to a claim not covered by our insurance and the claim succeeded, we would be required to pay the claim from our limited resources, which would reduce our limited capital resources and liquidity and reduce capital we could otherwise use to obtain approvals for and market our products. In addition, liability or alleged liability could harm our business by diverting the attention and resources of our management and by damaging our reputation.

         Our directors and executive officers own a sufficient number of shares of our capital stock to control our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

         Our directors and executive officers own approximately 46% of our outstanding voting power. Accordingly, these stockholders, individually and as a group, may be able to influence the outcome of stockholder votes involving the election of directors, the adoption or amendment of provisions in our certificate of incorporation and bylaws and the approval of certain mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by existing stockholders could have the effect of delaying, deferring or preventing a change in control of our company.

         We are dependent upon key personnel, some of whom would be difficult to replace.

         Our success will be largely dependent upon the efforts of Paul F. Turner, our Chairman and Senior Vice President, Hyrum A. Mead, our President, and Dixie T. Sells, our Vice President of Regulatory Affairs and other key employees. We do not maintain key-person insurance on any of these employees.

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

Our future success also will depend in large part upon our ability to identify, attract and retain other highly qualified managerial, technical and sales and marketing personnel. Competition for these individuals is intense. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel could make it more difficult for us to manage our business and meet key objectives such as the sale of our products and the introduction of new products.

         Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this prospectus, could lower our stock price and impair our ability to raise funds in new stock offerings.

         Future sales of a substantial number of shares of our common stock in the public market, including the shares offered under this prospectus, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise additional capital through the sale of equity securities. This prospectus relates to the sale or distribution of up to 2,047,580 shares of common stock by the selling stockholders. The shares subject to this prospectus represent approximately 10% of our issued and outstanding common stock as of June 13, 2005. We filed this registration statement pursuant to an agreement with the holders of the common stock and warrants purchased in our November and December 2003 private placements. We are required under this agreement to use our reasonable best efforts to cause this registration statement to remain effective until the earlier of (1) the sale of all the shares of our common stock covered by this registration statement; or (2) such time as the selling stockholders named in this registration statement become eligible to resell the shares of our common stock pursuant to Rule 144(k) under the Securities Act.

         The market for our stock is limited and our stock price may be volatile.

         The market for our common stock has been limited due to low trading volume and the small number of brokerage firms acting as market makers. Because of the limitations of our market and volatility of the market price of our stock, investors may face difficulties in selling shares at attractive prices when they want to. The average daily trading volume for our stock has varied significantly from week to week and from month to month, and the trading volume often varies widely from day to day. The following factors could impact the market for our stock and cause further volatility in our stock price:

         o    announcements of new technological innovations;

         o    FDA and other regulatory developments;

         o    changes in third-party reimbursements;

         o    developments concerning proprietary rights;

         o    third parties receiving FDA approval for competing products; and

         o    market conditions generally for medical and technology stocks.

         Anti-takeover provisions in our certificate of incorporation may have a possible negative effect on our stock price.

         Certain provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. We have in place several anti-takeover measures that could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders. The increased difficulties faced by a third party who wishes to acquire us could adversely affect our stock price.

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

         We may incur significant expenses as a result of being listed on AMEX, which may negatively impact our financial performance.

         We may incur significant legal, accounting and other expenses as a result of being listed on AMEX. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and AMEX, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed in the following risk factor, may substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. As a result, there may be a substantial increase in legal, accounting and certain other expenses in the future, which would negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

         Our internal controls over financial reporting may not be considered effective, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

         Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-KSB for the year ending August 31, 2006, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of internal controls. If we are unable to assert that our internal controls are effective as of December 31, 2006 (or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls), investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

                                 USE OF PROCEEDS

         The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from the sale of the shares offered by this prospectus.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of June 13, 2005, based on the selling stockholders' representations regarding their ownership. The percentages shown in the table are based on 20,309,504 shares of common stock outstanding on that date. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The term "selling stockholder" or "selling stockholders" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder also may offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale. Except as indicated in this section, we are not aware of any material relationship between us and a selling stockholder within the past three years other than as a result of a selling stockholder's beneficial ownership of our common stock.

         Unless otherwise indicated in the table below, the shares being offered in this prospectus were issued to seven accredited investors pursuant to that certain Securities Purchase Agreement dated as of November 28, 2003, and as amended on December 10, 2003 (the "Purchase Agreement"), between us and these investors. In accordance with the terms and conditions of the Purchase Agreement, we issued an aggregate of 1,944,600 shares of common stock. We also issued a three-year, immediately exercisable warrant to purchase up to 102,980 shares of common stock at an exercise price of $1.80 per share (the "Warrant") to a broker-dealer in connection with the Purchase Agreement. The shares to be issued upon exercise of the Warrant are also being offered in this prospectus.

                                                                                                      Percentage of
                                                                                  Number of Shares      Shares of
                                         Number of Shares     Shares of Common     of Common Stock    Common Stock
                                          of Common Stock        Stock Being        Beneficially      Beneficially
                                        Beneficially Owned     Offered in the      Owned After the     Owned After
Selling Stockholder                     Before the Offering       Offering            Offering        the Offering
-------------------------------------------------------------------------------------------------------------------
JMG Capital Partners, L.P (1)                  445,600             397,500                   --                *

JMG Triton Offshore Fund, Ltd (2)              445,600             397,500                   --                *

J. Steven Emerson IRA R/O II (3)               971,000             910,000              217,787             1.09%

Emerson Partners, Ltd. (4)                     135,000             135,000                   --                *

High Tide, LLC (5)                              45,500              45,500                   --                *

Kenneth R. Malkes                               13,600              13,600                   --                *

The Runnels Family Trust (6)                   105,500             105,500                   --                *

T.R. Winston & Company, LLC (7)                 42,980              42,980                   --                *

--------------------------

* Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.
(1) JMG Capital Partners, L.P. ("JMG Partners") is a California limited partnership. Its general partner is JMG Capital Management, LLC (the "Manager"), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners' investments, including these shares. The equity interests of the Manager are owned by JMG Capital Management, Inc., ("JMG Capital") a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners' portfolio holdings.
(2) JMG Triton Offshore Fund, Ltd. (the "Fund") is an international business company under the laws of the British Virgin Islands. The Fund's investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the "Manager"). The Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund's investments, including these shares. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware corporation ("Pacific") and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund's portfolio holdings.
(3) J. Stevens Emerson, the sole beneficiary of J. Steven Emerson IRA R/O II, has voting and investment control over these shares.
(4) J. Stevens Emerson, a manager of Emerson Partners, Ltd., has voting and investment control over these shares.
(5) G. Tyler Runnels, manager of High Tide, LLC ("High Tide"), has voting and investment control over these shares. High Tide, an affiliate of T.R. Winston & Company, LLC, has represented to us that the shares held by it were purchased in the ordinary course of business, and that at the time of issuance it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

(6) The shares being offered in this prospectus include 60,000 shares issuable upon exercise of warrants. These warrants were issued to The Runnels Family Trust ("Runnels Trust") at the direction of T.R. Winston & Company, LLC ("TR Winston") in connection with placement services relating to the Purchase Agreement provided by TR Winston, and we agreed to register for resale the shares issuable upon exercise of the warrants. With respect to the remaining 45,500 shares, the Runnels Trust has represented to us that shares were purchased in the ordinary course of business, and that at the time of issuance it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares. G. Tyler Runnels, trustee of the Runnels Trust, has voting and investment control over these shares.
(7) The shares being offered in this prospectus include 42,980 shares issuable upon exercise of warrants. These warrants were issued to T.R. Winston & Company, LLC ("TR Winston") in connection with placement services relating to the Purchase Agreement, and we agreed to register for resale the shares issuable upon exercise of the warrants. G. Tyler Runnels, Chairman, and John W. Galuchie, Jr., President of TR Winston, have voting and investment control over these shares. TR Winston is a registered broker-dealer and all of the securities issued to it were issued as compensation for placement services.

         We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold without registration or restriction pursuant to Rule 144(k) under the Securities Act.

         This prospectus also covers any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

         We have registered the 2,047,580 shares of our common stock offered in this prospectus on behalf of the selling stockholders. We will pay all expenses of this registration, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. The selling stockholders are responsible for paying any commissions, discounts, or other brokerage fees incurred in connection with their sale of any of the shares.

         The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

         o    in the over-the-counter market;

         o in private transactions and transactions otherwise than on exchanges or systems or in the over-the-counter market;

         o    in connection with short sales of the shares;

         o    by pledge to secure debt and other obligations;

         o through the writing of options, whether the options are listed on an options exchange or otherwise;

         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

         o    through a combination of any of the above transactions.

         The selling stockholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         We have agreed to indemnify the selling stockholders, and each director, officer or controlling person of each selling stockholder within the meaning of Section 15 of the Securities Act of 1933 against all losses, claims, damages, liabilities and expenses, (or action in respect thereof) including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on (i) any untrue statement or alleged untrue statement of a material fact contained in, or information incorporated by reference into, any registration statement or prospectus (or any amendment or supplement thereto) or any preliminary prospectus prepared in connection with the registration contemplated by the Purchase Agreement, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any failure by us to fulfill and perform any agreement, covenant or undertaking pursuant to the Purchase Agreement, or (iv) any failure or breach of our representations and warranties as set forth in the Purchase Agreement.

         The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act of 1933, if they meet the criteria and conform to the requirements of that rule.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         Under the rules of the SEC, any person engaged in the distribution of our common stock may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the beginning of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may also limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We have notified the selling stockholders they should not begin any distribution of common stock unless they have stopped purchasing and bidding for common stock in the open market as provided in applicable securities regulations, including Regulation M promulgated under the Securities Exchange Act of 1934.

         We have informed the selling stockholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares. We have advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the common stock.

                            DESCRIPTION OF SECURITIES

General

         We are authorized to issue 40,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

         The following description of our capital stock is a summary. It is not complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation and Bylaws, a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus forms a part.

         Our Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors, which may have the effect of delaying, deferring or preventing a future takeover or change in control of BSD unless such takeover or change in control is approved by our board of directors.

Common Stock

         As of June 13, 2005, there were 20,309,504 shares of our common stock outstanding, which were held of record by 570 stockholders.

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefore. We have never declared or paid cash dividends on our capital stock. We expect to retain future earnings, if any, for use in the operation and expansion of its business, and do not anticipate paying any cash dividends in the foreseeable future.

         In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of the holders of any preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

         As of June 13, 2005, there were no shares of preferred stock outstanding. Our Amended and Restated Certificate of Incorporation authorizes 10,000,000 shares of undesignated preferred stock. Our board of directors will have the authority, without any further vote or action by our stockholders, to issue from time to time the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders. We have no current plans to issue any shares of preferred stock.

Warrants and Options

         As of June 13, 2005, warrants to purchase an aggregate of 102,980 shares of our common stock at a exercise price per share of $1.80 were issued and outstanding, and options to purchase an aggregate 2,149,600 shares of our common stock at a weighted average exercise price per share of $1.03 were issued and outstanding.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law

         Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make the following more difficult:

         o    acquisition of us by means of a tender offer;

         o    acquisition of us by means of a proxy contest or otherwise; and

         o    the removal of our incumbent officers and directors.

         These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because we believe that the negotiation of such proposals could result in an improvement of their terms.

         Stockholder Meetings. Our Amended and Restated Certificate of Incorporation provides that only the board of directors, the Chairman of the Board, the Chief Executive Officer or our President may call special meetings of stockholders. The provision may not be amended without the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock.

         Elimination of Stockholder Action By Written Consent. Our charter documents eliminate the right of stockholders to act by written consent without a meeting.

         Elimination of Cumulative Voting. Our charter documents do not provide for cumulative voting in the election of directors.

         Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

         The provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting unsolicited takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored unsolicited takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

                   LIMITATION OF LIABILITY AND INDEMNIFICATION

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Article 8 of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

         Section 8 of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of us if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity under the Delaware General Corporation Law of the common stock to be sold by the selling stockholders has been passed on for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

                                     EXPERTS

         Tanner LC, an independent registered public accounting firm, has audited our financial statements and schedule included in this prospectus for the year ended August 31, 2004, as set forth in its reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Tanner LC's reports, given on its authority as an expert in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, we maintain an Internet website at www.bsdmc.com. We do not intend that our website be a part of this prospectus.

         We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained in later-filed documents or directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition:

         (1) Annual Report on Form 10-KSB for the year ended August 31, 2004, filed November 29, 2004;

         (2)  Definitive Proxy Statement on Schedule 14A filed December 23,
              2004;

         (3) Quarterly report on Form 10-QSB for the quarter ended November 30, 2004;

         (4) Quarterly report on Form 10-QSB for the quarter ended February 28, 2005; and

         (5) The description of our common stock contained in the registration statement on Form 8-A, SEC File Number 333-112240, filed June 8, 2005.

         We also incorporate all documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information furnished under Items 2.02 or 7.01 of our current reports on Form 8-K). The information in these documents will update and supersede the information in this prospectus.

         We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Dennis Bradley, BSD Medical Corporation, 2188 West 2200 South, Salt Lake City, Utah 84119, telephone: (801) 972-5555.

================================================================================



                             BSD MEDICAL CORPORATION


                                    2,047,580

                             SHARES OF COMMON STOCK


                           -------------------------

                                   PROSPECTUS

                           -------------------------

                                     , 2005



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee.

Legal Fees and Expenses........................................  $ 5,000
                                                                 -------

Accounting Fees and Expenses...................................  $ 5,000
                                                                 -------

Printing and Other Expenses....................................  $   500
                                                                 -------

     Total.....................................................  $10,500
                                                                 -------

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

ITEM 15. Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Article 8 of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

         Section 8 of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of us if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 16. Exhibits

Exhibit
Number                            Description
--------                          -----------

4.1           Specimen Common Stock Certificate. Incorporated by reference to
              Exhibit 4 of the BSD Medical Corporation Registration Statement on Form S-1, filed October 16, 1986.

4.2 Securities Purchase Agreement dated December 10, 2003 among BSD Medical Corporation and the purchasers identified therein. Incorporated by reference to Exhibit 4.2 of the BSD Medical Corporation Form 10-K, filed December 1, 2003.

Exhibit
Number                            Description
--------                          -----------

4.2 Amendment No. 1 to Securities Purchase Agreement dated December 10, 2003 among BSD Medical Corporation and the purchasers identified therein. Incorporated by reference to Exhibit 99.1 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

4.3 Warrant to Purchase 42,980 Shares of Common Stock dated December 10, 2003 issued by BSD Medical Corporation to T.R. Winston & Company, LLC. Incorporated by reference to Exhibit 99.2 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

4.4 Warrant to Purchase 60,000 Shares of Common Stock dated December 10, 2003 issued by BSD Medical Corporation to The Runnel Family Trust Dated 1/11/2000. Incorporated by reference to Exhibit 99.3 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

5.1           Opinion of Dorsey & Whitney LLP (previously filed).

23.1          Consent of Independent Registered Public Accounting Firm, Tanner
              LC.

23.2          Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
              (previously filed).

24.1          Power of Attorney (previously filed).

ITEM 17. Undertakings.

         The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person, if any, of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the June 14, 2005.

                                          BSD MEDICAL CORPORATION


                                          By:    /s/ HYRUM A. MEAD
                                             ---------------------
                                                 Hyrum A. Mead
                                                 President

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                    Title                              Date
     ---------                    -----                              ----

/s/ PAUL F. TURNER*         Chairman of the Board, Senior          June 14, 2005
---------------------       Vice President and Chief
    Paul F. Turner          Technology Officer


/s/ HYRUM A MEAD*           President (principal executive         June 14, 2005
---------------------       officer) and Director
    Hyrum A. Mead


/s/ DENNIS BRADLEY*         Controller (principal financial        June 14, 2005
---------------------       and accounting officer)
    Dennis Bradley


/s/ GERHARD W. SENNEWALD*   Director                               June 14, 2005
-------------------------
    Gerhard W. Sennewald


/s/ MICHAEL NOBEL*          Director                               June 14, 2005
---------------------
    Michael Nobel


/s/ J. GORDON SHORT*        Director                               June 14, 2005
---------------------
    J. Gordon Short


*By:  /s/HYRUM A MEAD                                              June 14, 2005
      ---------------
       Hyrum A. Mead
       Attorney in Fact

                                INDEX OF EXHIBITS

Exhibit
Number                              Description
-------                             -----------

4.1           Specimen Common Stock Certificate. Incorporated by reference to
              Exhibit 4 of the BSD Medical Corporation Registration Statement on Form S-1, filed October 16, 1986.

4.2 Securities Purchase Agreement dated December 10, 2003 among BSD Medical Corporation and the purchasers identified therein. Incorporated by reference to Exhibit 4.2 of the BSD Medical Corporation Form 10-K, filed December 1, 2003.

4.2 Amendment No. 1 to Securities Purchase Agreement dated December 10, 2003 among BSD Medical Corporation and the purchasers identified therein. Incorporated by reference to Exhibit 99.1 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

4.3 Warrant to Purchase 42,980 Shares of Common Stock dated December 10, 2003 issued by BSD Medical Corporation to T.R. Winston & Company, LLC. Incorporated by reference to Exhibit 99.2 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

4.4 Warrant to Purchase 60,000 Shares of Common Stock dated December 10, 2003 issued by BSD Medical Corporation to The Runnel Family Trust Dated 1/11/2000. Incorporated by reference to Exhibit 99.3 of the BSD Medical Corporation Form 8-K, filed December 22, 2003.

5.1           Opinion of Dorsey & Whitney LLP (previously filed).

23.1          Consent of Independent Registered Public Accounting Firm, Tanner
              LC.

23.2          Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
              (previously filed).

24.1          Power of Attorney (previously filed).